United States securities and exchange commission logo





                           August 7, 2020

       Tony Xu
       Chief Executive Officer and Director
       DoorDash Inc
       303 2nd Street, South Tower, 8th Floor
       San Francisco, California 94107

                                                        Re: DoorDash Inc
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 10,
2020
                                                            CIK No. 0001792789

       Dear Mr. Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, submitted July 10, 2020

       Risk Factors
       Risks Related to Our Business
       "Systems failures and resulting interruptions in the availability of our website . . .", page 29

   1. We note your response to comment 4, and your amended disclosure on page 29; however, your disclosure is not
completely responsive to our comment. Please describe the
                                                        circumstances of the
past events described in this risk factor, specifically those that occurred in 2018 and
2019, which resulted in credits of less than $1 million and $12 million to consumers
using your platform, respectively.
       "We primarily rely on Amazon Web Services to deliver our services . . ..", page 51
 Tony Xu
DoorDash Inc
August 7, 2020
Page 2

2. We note your response to comment 8, including your assertion that the AWS agreement is
         not material to you because, "even though the Company   s platform is
entirely in the cloud,
         the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not
         cause substantial harm to the Company   s business, financial
condition, or results of
         operations over the longer term." To provide context for investors regarding the importance of your relationship with AWS, please amend your disclosure to include the substance of your response, quoted above. Alternatively, please file the AWS agreement as an exhibit to your filing.
Risks Related to Ownership of Our Common Stock
"Our amended and restated bylaws will designate a state or federal court . . ..", page 70

3. We note your disclosure that the exclusive forum provision in your charter will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Please disclose the extent to which your exclusive forum provision will apply to Exchange Act claims. Further, because a similar exclusive forum provision appears in your current certificate of incorporation, please amend your disclosure to state, if true, that this provision will also appear in your amended and restated charter, and not solely your bylaws.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Attractive Cohort Trends, page 97

4. We note your presentation of contribution margin as a percentage of Marketplace GOV by cohort. Please expand your disclosure to explain the limitations regarding its usefulness, including that it is not indicative of overall results for the company, it is not a financial measure of profitability and is not intended to be used as a proxy for the profitability of the business, nor does it imply profitability. Additionally, please disclose that it is not an indicator of past or future financial performance.
5. Here and throughout your filing, you refer to your "category-leading spend retention," and you define "spend retention" in footnote 9 on to the graphic on page 4 of your filing.
FirstName LastNameTony Xu
       Please amend your filing to more prominently disclose the definition of spend retention,
Comapany    NameDoorDash
       including,            Incwhere you discuss spend retention as it relates
to the historical
                  specifically,
Augustperformance
        7, 2020 Pageof2 your cohorts.
FirstName LastName
 Tony Xu
FirstName  LastNameTony Xu
DoorDash Inc
Comapany
August     NameDoorDash Inc
       7, 2020
August
Page 3 7, 2020 Page 3
FirstName LastName
Our historical consumer cohorts exhibit repeat behavior, which drives an increasing proportion of our Marketplace GOV, page 97

6. We note your disclosure in footnote 44 that your 2016 & Prior cohort is comprised of all consumers who placed their first order on your platform on or before December 31, 2016.
         Considering that you were founded in 2013, the 2016 cohort appears to include up to four years of consumers, while subsequent cohorts include only one year of consumers.
         Therefore, please disclose that results for this cohort are not comparable to the following cohorts, and tell us why you believe it is appropriate to include this cohort in your cohort presentation.
7. We note your disclosure that the graphic on page 98 "reflects the indexed growth in annual Marketplace GOV by consumer cohort." However, the indexed growth in annual
         Market GOV for Y2, Y3, and Y4 is unclear from the graphic. Please revise your graphic or provide additional narrative disclosure explaining what you are trying to show for each cohort.
8. You disclose that "[t]he increasing proportion of Marketplace GOV from existing consumers improves [y]our operating leverage as the sales and marketing and promotions spend associated with [y]our existing consumers is significantly lower than the spend associated with new consumers." While your narrative disclosure and graphics in this section show Marketplace GOV by cohort, Marketplace GOV from existing and new consumers, and Contribution Profit (Loss) as a percentage of Marketplace GOV, we were unable to find disclosure quantifying your sales and marketing and promotions spend associated with your new and existing customers, and with each cohort. Considering your disclosure throughout this section that your cohort presentation shows that you have been able to retain and grow consumer demand while normalizing sales and marketing and promotions spend, please provide narrative disclosure and/or graphic disclosure quantifying your sales and marketing and promotions spend per cohort and for new and existing customers.
Factors Affecting Our Performance
Cost-effectively attract consumers and increase their engagement, page 100

9. We note your response to comment 16, and your amended disclosure in the chart on page
         96, where you discuss the definition of Adjusted EBITDA. Please amend your filing to more prominently disclose the quantified promotional spend, including where you discuss your reliance on incentives and promotional spend.
10.      We note your response to comment 17 and your amended disclosure throughout the
         filing. You disclose that "[c]onsumers that subscribe to DashPass have higher order frequency relative to non-subscribers," but your response letter states that "[t]hese subscribers could be early adopters and their order frequency may not be representative of future subscriber order frequency as DashPass adoption continues to grow," and "the average order frequency for DashPass subscribers fluctuates from period to period
 Tony Xu
DoorDash Inc
August 7, 2020
Page 4
         depending on a number of factors, including the number of non-paying trial users, who generally have lower order frequency." Further, your response letter states that "the
         Company believes that providing order frequency for DashPass subscribers could be potentially misleading to investors and would not meaningfully add to
an investor   s
         understanding of the Company   s business." In this regard, please
remove the disclosure
         about order frequency from your filing, if it is, in fact, misleading. Alternatively, please amend your disclosure in this section to include the substance of your response, quoted above, so investors will be informed of the limitations on your statement that DashPass subscribers have higher order frequency relative to non-subscribers, or quantify the order frequency for each of DashPass and non DashPass consumers.
Comparison of the Years Ended December 31, 2018 and 2019, page 108

11. Please expand your results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. For example, we note that operations and support increased as a result of increases in onboarding costs, personnel-
         related compensation expenses, and allocated overhead. Please quantify the impact of each factor attributing to the increase here, and throughout your comparison discussion in accordance with Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release
         No. 33-6835.
Sales and Marketing, page 109

12. Please quantify the amount of Dasher referrals and Consumer referrals reflected as sales and marketing expenses in the consolidated statements of operations. Our Business, page 129

13. We note your response to comment 19, including that "[w]hile there are some differences in calculating off-premise spend and Marketplace GOV, the Company believes that such differences represent a relatively minor portion of the calculation of each measure, and as such, Marketplace GOV and off-premise spend are generally consistent and comparable measures." Please amend your filing to clarify for investors that Marketplace GOV and off-premise spend are calculated differently, and to explain why the company believes these metrics are comparable.
Contribution Profit (Loss), page 213

14. We note in your response to comments 25 and 26 that you believe revenue is the most directly comparable GAAP measure to Contribution Profit (Loss). Since revenue does not
FirstName LastNameTony Xu
       contemplate costs or expenses, it is not the most directly comparable GAAP measure.
Comapany    NameDoorDash
       Please reconcile yourInc
                             Contribution Profit (Loss) non-GAAP measure to a
GAAP
Augustcalculated  Gross
        7, 2020 Page 4 Profit (Loss).
FirstName LastName
 Tony Xu
FirstName  LastNameTony Xu
DoorDash Inc
Comapany
August     NameDoorDash Inc
       7, 2020
August
Page 5 7, 2020 Page 5
FirstName LastName
General

15. Please tell us whether you commissioned the Edison Trends research referred to throughout your filing. If so, please provide the consent required by Rule 436 and Section
         7 of the Securities Act.
        You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters.
Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551- 3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Rezwan D. Pavri